Exhibit 99.1

SINA Reports Second Quarter 2018 Unaudited Financial Results

BEIJING, China—August 8, 2018—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2018.

“We had another good quarter.” said Charles Chao, Chairman and CEO of SINA. “Weibo continued to record healthy growth in both user base and monetization despite more intensified competition.” said Mr. Chao. “For SINA businesses, we continued to see robust growth in user scale of SINA mobile apps, which bodes well for improved mobile monetization of SINA media.” Mr. Chao added.

Second Quarter 2018 Highlights

•          Both net revenues and non-GAAP net revenues increased 50% year-over-year to $537.4 million and $534.8 million, respectively.

•          Advertising revenues increased 54% year-over-year to $454.1 million.

•          Non-advertising revenues increased 31% year-over-year to $83.3 million. Non-GAAP non-advertising revenues increased 32% year-over-year to $80.7 million.

•          Income from operations increased 44% year-over-year to $136.2 million. Non-GAAP income from operations increased 38% year-over-year to $159.1 million.

•          Net income attributable to SINA was $35.1 million, or $0.47 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $66.5 million, or $0.89 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

Second Quarter 2018 Financial Results

For the second quarter of 2018, SINA reported net revenues of $537.4 million, an increase of 50% compared to $358.9 million for the same period last year. Non-GAAP net revenues for the second quarter of 2018 were $534.8 million, an increase of 50% compared to $356.3 million for the same period last year.

Advertising revenues for the second quarter of 2018 were $454.1 million, an increase of 54% compared to $295.2 million for the same period last year, primarily driven by an increase of $151.6 million, or 69% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the second quarter of 2018 were $83.3 million, an increase of 31% compared to $63.8 million for the same period last year. Non-GAAP non-advertising revenues for the second quarter of 2018 were $80.7 million, an increase of 32% compared to $61.2 million for the same period last year, benefiting from increased Weibo membership fees, revenue share from live broadcasting business, and revenues derived from SINA fin-tech businesses.

Gross margin for the second quarter of 2018 was 80%, compared to 74% for the same period last year. Advertising gross margin for the second quarter of 2018 was 82%, compared to 76% for the same period last year. The increase in advertising gross margin was mainly resulted from our revenue reporting changed from gross basis to net basis under the new accounting standard adopted. Non-advertising gross margin for the second quarter of 2018 was 69%, compared to 68% for the same period last year.

Operating expenses for the second quarter of 2018 totaled $294.7 million, compared to $171.9 million for the same period last year. Apart from the inclusion of marketing expense related to barter transactions recorded under the new accounting standard as illustrated below, the increase in operating expenses was primarily attributable to the increase in sales and marketing expenses for user acquisition of Weibo and SINA mobile apps, as well as the increase in personal costs for product development. Non-GAAP operating expenses for the second quarter of 2018 totaled $272.1 million, compared to $150.6 million for the same period last year.

Income from operations for the second quarter of 2018 was $136.2 million, an increase of 44% compared to $94.7 million for the same period last year. Operating margin was 25%, slightly down from 26% for the same period last year. Non-GAAP income from operations for the second quarter of 2018 was $159.1 million, an increase of 38% compared to $115.5 million for the same period last year. Non-GAAP operating margin was 30%, down from 32% for the same period last year.

Non-operating income for the second quarter of 2018 was $1.2 million, compared to a non-operating loss of $13.4 million for the same period last year. Non-operating income for the second quarter of 2018 included (i) a $20.1 million net interest and other income; (ii) a $16.4 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; and (iii) a $2.5 million loss pick-up from equity-method investments, which is reported one quarter in arrears and is mainly resulted from the loss pick-up related to the Company’s investment in Leju Holding Limited (“Leju”). Non-operating loss for the second quarter of 2017 included (i) a $101.0 million gains from disposing of certain marketable securities and other gains, which are excluded under non-GAAP measure; (ii) a $113.1 million of investment impairment write down of the Company’s investment in Leju, which is excluded under non-GAAP measure; and (iii) a $5.3 million loss pick-up from equity-method investments.

Income tax expenses for the second quarter of 2018 were $27.9 million, compared to $19.1 million for the same period last year, primarily owing to higher profitability with a relatively stable tax rates in our PRC operation.

Net income attributable to SINA’s ordinary shareholders for the second quarter of 2018 was $35.1 million, compared to $23.4 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the second quarter of 2018 was $0.47, compared to $0.31 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the second quarter of 2018 was $66.5 million, compared to $52.7 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the second quarter of 2018 was $0.89, compared to $0.70 for the same period last year.

As of June 30, 2018, SINA’s cash, cash equivalents and short-term investments totaled $2.7 billion, compared to $3.4 billion as of December 31, 2017. The decrease of SINA’s cash, cash equivalents and short-term investments was mainly resulted from continued investment activities and the execution of the Company’s share repurchase program. For the second quarter of 2018, net cash provided by operating activities was $16.4 million, capital expenditures totaled $162.1 million, and depreciation and amortization expenses amounted to $10.0 million.

Share Repurchase Program

On June 30, 2018, the Company has completed its $500 million share repurchase program which was approved in February 2016 by the Company’s board of directors. As of June 30, 2018, the Company has repurchased approximately 3.4 million shares for approximately $302.6 million under the program.

SINA’s board of directors has approved a new share repurchase plan whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of December 2019. SINA expects to fund the repurchase out of its existing cash balance. The share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with applicable rules under the U.S. Securities Exchange Act of 1934, as amended.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported under Topic 605 (‘Old Basis’) , which is the Company’s historic accounting method.

The Company’s current period reported results which reflected the impact from the adoption of the new revenue guidance are as follows:

	Three months ended June 30, 2018
	Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)
Net revenues	540,106	(30,159)	27,413	537,360
– Portal	120,788	(6,656)	672	114,804
– Weibo	423,593	(23,745)	26,741	426,589
Cost of revenues	136,632	(30,159)	—	106,473
Operating expenses	268,639	—	26,069	294,708
– Sales and marketing	157,520	—	26,069	183,589
Income from operations	134,835	—	1,344	136,179
Gross margin	74.7%			80.2%
Operating margin	25.0%			25.3%

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, and income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. — 8:40 a.m. Eastern Time on August 8, 2018 (or 8:10 p.m. — 8:40 p.m. Beijing Time on August 8, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	3381946

A replay of the conference call will be available through morning Eastern Time August 16, 2018. The dial-in number is +61 2 9003 4211. The passcode for the replay is 3381946.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2017 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2018	2017	2018	2018	2017
Net revenues (1):
Advertising	$454,091	$295,153	$367,081	$821,172	$523,152
Non-advertising	83,269	63,779	73,671	156,940	113,845
	537,360	358,932	440,752	978,112	636,997
Cost of revenues (1)(2):
Advertising	80,583	72,211	83,115	163,698	139,879
Non-advertising	25,890	20,113	25,592	51,482	39,017
	106,473	92,324	108,707	215,180	178,896
Gross profit	430,887	266,608	332,045	762,932	458,101

Operating expenses:
Sales and marketing (1)(2)	183,589	83,408	139,687	323,276	151,491
Product development (2)	83,877	63,486	85,137	169,014	117,906
General and administrative (2)	27,242	25,036	33,932	61,174	49,059
	294,708	171,930	258,756	553,464	318,456
Income from operations	136,179	94,678	73,289	209,468	139,645

Non-operating income (loss):
Loss from equity method investments, net	(2,527)	(5,265)	(1,772)	(4,299)	(2,122)
Gain on sale of investments, fair value changes and impairment on investments, net (3)	(16,396)	(16,315)	7,226	(9,170)	(432)
Interest and other income, net	20,116	8,225	17,098	37,214	19,458
	1,193	(13,355)	22,552	23,745	16,904

Income before income taxes	137,372	81,323	95,841	233,213	156,549
Income tax expense	(27,858)	(19,135)	(18,750)	(46,608)	(32,961)

Net income	109,514	62,188	77,091	186,605	123,588
Less: Net income attributable to non-controlling interests	74,462	38,798	48,397	122,859	61,674

Net income attributable to SINA’s ordinary shareholders	$35,052	$23,390	$28,694	$63,746	$61,914

Basic net income per share	$0.49	$0.33	$0.40	$0.89	$0.87
Diluted net income per share (4)	$0.47	$0.31	$0.38	$0.85	$0.83

Shares used in computing basic net income per share	71,210	71,197	71,440	71,324	71,078

Shares used in computing diluted net income per share	73,553	73,890	74,036	73,793	73,667

(1)  On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method,which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that it now reports revenue net of value added tax and recognizes revenues and expenses at fair value for advertising barter transactions.

(2)  Stock-based compensation in each category:

Cost of revenues	$2,890	$2,106	$2,541	$5,431	$4,336
Sales and marketing	6,474	5,269	4,880	11,354	9,852
Product development	7,735	6,668	7,487	15,222	13,658
General and administrative	6,915	8,143	7,408	14,323	15,530

(3)  The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings.  The Company recognized $8.7 million of loss from fair value changes in the investments for the three months ended June 30, 2018.  For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings.

(4)  Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1,049,225	$1,990,552
Short-term investments	1,647,969	1,381,991
Restricted cash	137,806	216,151
Accounts receivable, net	398,654	285,681
Prepaid expenses and other current assets	458,402	228,238
Subtotal	3,692,056	4,102,613

Property and equipment, net	259,627	262,676
Goodwill and intangible assets, net	270,366	104,207
Long-term investments (1)	1,458,380	1,288,816
Other assets	94,307	57,082
Total assets	$5,774,736	$5,815,394

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$138,680	$130,431
Amount due to customers	137,806	216,151
Accrued expenses and other current liabilities	478,363	446,779
Short-term bank loan	87,278	89,309
Convertible debt	153,085	153,092
Deferred revenues	144,520	134,580
Income taxes payable	80,948	102,458
Subtotal	1,220,680	1,272,800

Convertible debt	882,054	879,983
Long-term deferred revenues	48,965	54,372
Other long-term liabilities	8,279	8,510
Total liabilities	2,159,978	2,215,665

Shareholders’ equity
SINA shareholders’ equity (1)	2,738,678	2,846,842
Non-controlling interests	876,080	752,887
Total shareholders’ equity	3,614,758	3,599,729

Total liabilities and shareholders’ equity	$5,774,736	$5,815,394

(1) The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings.  For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative impact arising from the adoption was a credit to retained earnings as of January 1, 2018 of $49.0 million.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2018	2017	2018	2018	2017

Net revenues
Portal:
Portal Advertising	$84,173	$77,931	$64,132	$148,305	$137,722
Other	30,631	28,746	26,774	57,405	48,908
Subtotal	114,804	106,677	90,906	205,710	186,630

Weibo:
Advertising and marketing	369,942	218,340	302,949	672,891	387,637
Weibo VAS	56,647	35,033	46,934	103,581	64,937
Subtotal	426,589	253,373	349,883	776,472	452,574

Elimination	(4,033)	(1,118)	(37)	(4,070)	(2,207)
	$537,360	$358,932	$440,752	$978,112	$636,997

Cost of revenues
Portal:
Portal Advertising	$28,546	$27,647	$29,373	$57,919	$55,129
Other	20,146	14,368	16,469	36,615	27,070
Subtotal	48,692	42,015	45,842	94,534	82,199

Weibo	61,790	50,372	62,902	124,692	96,822

Elimination	(4,009)	(63)	(37)	(4,046)	(125)
	$106,473	$92,324	$108,707	$215,180	$178,896

Gross margin
Portal	58%	61%	50%	54%	56%
Weibo	86%	80%	82%	84%	79%
	80%	74%	75%	78%	72%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2018				June 30, 2017				March 31, 2018
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$454,091			$454,091	$295,153			$295,153	$367,081			$367,081
Non-advertising revenues	83,269	(2,609	)(a)	80,660	63,779	(2,609	)(a)	61,170	73,671	(2,609	)(a)	71,062
Net revenues	$537,360	$(2,609)		$534,751	$358,932	$(2,609)		$356,323	$440,752	$(2,609)		$438,143

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		2,890	(b)			2,106	(b)			2,541	(b)
Gross profit	$430,887	$281		$431,168	$266,608	$(503)		$266,105	$332,045	$(68)		$331,977

		(21,124	)(b)			(20,080	)(b)			(19,775	)(b)
		(1,523	)(c)			(1,227	)(c)			(1,635	)(c)
Operating expenses	$294,708	$(22,647)		$272,061	$171,930	$(21,307)		$150,623	$258,756	$(21,410)		$237,346

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		24,014	(b)			22,186	(b)			22,316	(b)
		1,523	(c)			1,227	(c)			1,635	(c)
Income from operations	$136,179	$22,928		$159,107	$94,678	$20,804		$115,482	$73,289	$21,342		$94,631

		(2,609	)(a)							(2,609	)(a)
		24,014	(b)			(2,609	)(a)			22,316	(b)
		1,523	(c)			22,186	(b)			1,635	(c)
		40	(d)			1,227	(c)			(451	)(d)
		16,396	(e)			75	(d)			(7,226	)(e)
		(8,849	)(f)			16,315	(e)			(8,183	)(f)
		1,035	(g)			(7,745	)(f)			1,035	(g)
		(85	)(h)			(180	)(h)			21	(h)
Net income attributable to SINA’s ordinary shareholders	$35,052	$31,465		$66,517	$23,390	$29,269		$52,659	$28,694	$6,538		$35,232

Diluted net income per share *	$0.47			$0.89	$0.31			$0.70	$0.38			$0.47

Shares used in computing diluted net income per share	73,553	—		73,553	73,890	—		73,890	74,036	—		74,036

Gross margin - advertising	82%	1%		83%	76%	—		76%	77%	1%		78%
Gross margin - non-advertising	69%	-1%		68%	68%	-1%		67%	65%	-1%		64%
Operating margin	25%	5%		30%	26%	6%		32%	17%	5%		22%

	Six months ended
	June 30, 2018				June 30, 2017
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$821,172			$821,172	$523,152			$523,152
Non-advertising revenues	156,940	(5,218	)(a)	151,722	113,845	(5,218	)(a)	108,627
Net revenues	$978,112	$(5,218)		$972,894	$636,997	$(5,218)		$631,779

		(5,218	)(a)			(5,218	)(a)
		5,431	(b)			4,336	(b)
Gross profit	$762,932	$213		$763,145	$458,101	$(882)		$457,219

		(40,899	)(b)			(39,040	)(b)
		(3,158	)(c)			(1,382	)(c)
Operating expenses	$553,464	$(44,057)		$509,407	$318,456	$(40,422)		$278,034

		(5,218	)(a)			(5,218	)(a)
		46,330	(b)			43,376	(b)
		3,158	(c)			1,382	(c)
Income from operations	$209,468	$44,270		$253,738	$139,645	$39,540		$179,185

		(5,218	)(a)
		46,330	(b)			(5,218	)(a)
		3,158	(c)			43,376	(b)
		(411	)(d)			1,382	(c)
		9,170	(e)			299	(d)
		(17,032	)(f)			432	(e)
		2,070	(g)			(13,239	)(f)
		(64	)(h)			1,292	(h)
Net income attributable to SINA’s ordinary shareholders	$63,746	$38,003		$101,749	$61,914	$28,324		$90,238

Diluted net income per share *	$0.85			$1.35	$0.83			$1.21

Shares used in computing diluted net income per share	73,793	—		73,793	73,667	—		73,667

Gross margin - advertising	80%	1%		81%	73%	1%		74%
Gross margin - non-advertising	67%	-1%		66%	66%	-2%		64%
Operating margin	21%	5%		26%	22%	6%		28%

(a)  To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)  To exclude stock-based compensation.

(c)  To adjust amortization of intangible assets.

(d)  To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.

(f)  To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(g)  To exclude the amortization of convertible debt issuance cost.

(h)  To exclude the provision (benefit) for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*               Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	June 30, 2018			June 30, 2017			March 31, 2018
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$833			$736			$584
To exclude amortization of intangible assets resulting from business acquisitions		1,115			1,035			1,123
To exclude (gain) loss on disposal and impairment on investments, net		75			(1,319)			1,669
To exclude gain resulting from the fair value changes in investments, net		(1,313)			(637)			(3,339)
To exclude tax impacts related to amortization of intangible assets		(253)			(143)			(178)
Loss from equity method investments, net	$(2,944)	$457	$(2,487)	$(4,862)	$(328)	$(5,190)	$(2,082)	$(141)	$(2,223)
Share of amortization of equity investments’ intangibles not on their books	351	(351)	—	(523)	523	—	224	(224)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	66	(66)	—	120	(120)	—	86	(86)	—
	$(2,527)	$40	$(2,487)	$(5,265)	$75	$(5,190)	$(1,772)	$(451)	$(2,223)

	Six months ended
	June 30, 2018			June 30, 2017
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$1,417			$1,056
To exclude amortization of intangible assets resulting from business acquisitions		2,238			1,137
To exclude (gain) loss on disposal and impairment on investments, net		1,744			(1,640)
To exclude gain resulting from the fair value changes in investments, net		(4,652)			(598)
To exclude tax impacts related to amortization of intangible assets		(431)			(164)
Loss from equity method investments, net	$(5,026)	$316	$(4,710)	$(1,614)	$(209)	$(1,823)
Share of amortization of equity investments’ intangibles not on their books	575	(575)	—	(648)	648	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	152	(152)	—	140	(140)	—
	$(4,299)	$(411)	$(4,710)	$(2,122)	$299	$(1,823)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.